THE BERWYN FUNDS

Berwyn Fund
Berwyn Income Fund
Berwyn Cornerstone Fund

Shareholder Services	www.theberwynfunds.com
(800) 992-6757

FILED VIA EDGAR
May 7, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Berwyn Funds (the "Trust")
File No. 811-04963; 33-14604
Response to Commission’s Comments on Form N-CSR for Fiscal Year
Ended December 31, 2012

Ladies and Gentlemen:

Ms. Kathy Churko of the Commission’s staff contacted us to provide comments on the Trust’s Form N-CSR for the fiscal year ended December 31, 2012.  The following comment was provided and the Trust’s response is included below.

1.       COMMENT:      Please add “before taxes” to the footnote that discusses the average annual total returns for the Berwyn Income Fund found on page 11 of the Annual Report.

RESPONSE:       The disclosure will be modified to read as follows:

“Returns for Berwyn Income Fund are before taxes and are net of all expenses, advisory fees and commission charges and include the reinvestment of BIF’s dividends.”

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Secretary

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